NO ACT

PE
12-23-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005100

DIVISION OF
CORPORATION FINANCE

January 7, 2015

Robert J. Wollin
Bristol-Myers Squibb Company
robert.wollin@bms.com

Re: Bristol-Myers Squibb Company
Incoming letter dated December 23, 2014

Dear Mr. Wollin:

This is in response to your letter dated December 23, 2014 concerning the shareholder proposal submitted to Bristol-Myers by the National Center for Public Policy Research. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

January 7, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 23, 2014

The proposal suggests that the board consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace. The proposal further provides that the principles may reasonably be limited to protections that do not interfere with an employee's duties for the company.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(7), as relating to Bristol-Myers' ordinary business operations. In this regard, we note that the proposal relates to Bristol-Myers' policies concerning its employees. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154

December 23, 2014

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: *Stockholder Proposal of The National Center for Public Policy Research Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Bristol-Myers Squibb Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from The National Center for Public Policy Research (the "Proponent"). We have concurrently sent copies of this correspondence to the Proponent.

Pursuant to Rule 14a-8(j), we are filing this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. The Company anticipates that its 2015 Proxy Materials will be first made available to stockholders on or about March 23, 2015. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished currently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, that shareholders suggest to the Board of Directors that it consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace.
>
> These principles may reasonably be limited to protections that do not interfere with an employee's duties for the Company, as determined by the Board of Directors and Company management.
>
> Such principles, should the Board of Directors at its discretion choose to adopt them, may stand alone or explicitly be incorporated into other protections already granted to Company employees under current Company policies, as the Board of Directors and Company management sees fit.

The Proposal also includes a Supporting Statement that explains the Proponent's basis for submitting the Proposal.

BACKGROUND

The Company received by overnight delivery on November 18, 2014 the Proposal, accompanied by a cover letter from the Proponent. On November 26, 2014, the Company received from the Proponent by overnight delivery a letter from UBS Financial Services Inc. verifying the Proponent's ownership as of the date the Proposal was submitted to the Company. Copies of the Proposal, the accompanying cover letter and the broker letter are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) for the reasons discussed below.

ANALYSIS

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976). In addition, in order to constitute "ordinary business," the proposal must not raise a significant social policy issue that would override its ordinary business subject matter, which the Proposal does not. *See id.*; Staff Legal Bulletin No. 14A (July, 12, 2002); Staff Legal Bulletin No. 14E (October 27, 2009).

1. **The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations.**

   a. *The Proposal relates to matters of workforce management and employee relations which are fundamental to the running of the Company's ordinary business.*

The Proposal requests that the Company's Board of Directors "consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace." The adoption of anti-discrimination principles involves fundamental ordinary business matters since it requires decisions with respect to the way the Company manages its workforce and employee relations. As mentioned above, the 1998 Release states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff has consistently permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(7) when such proposals concern employee relations and management of the workforce. Indeed, the Staff has recently allowed companies to exclude virtually identical shareholder proposals from the Proponent based on Rule 14a-8(i)(7) because the proposals relate to ordinary business operations and, in particular, involve policies concerning each company's employees. For example, in *The Walt Disney Company* (November 24, 2014), the Staff permitted exclusion of the Proponent's proposal requesting that Disney's board of directors "consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace." In its response, the Staff noted that the proposal "related to Disney's policies concerning its employees" and was excludable under Rule 14a-8(i)(7) as relating to ordinary business matters. *See also Costco Wholesale Corporation* (November 14, 2014) (permitting exclusion of the Proponent's proposal urging the board to "adopt, implement and enforce a revised company-wide Code of Conduct that includes an anti-discrimination policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation."); *Deere & Company* (November 14, 2014) (permitting exclusion of the Proponent's proposal urging the board to "adopt, implement and enforce a revised company-wide Code of Conduct that includes an anti-discrimination policy that protects employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation.")

Similarly, in *Bank of America Corporation* (February 14, 2012), the Staff permitted exclusion of a proposal requesting that the company's policy be revised to "specifically include protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job." In its response, the Staff noted that the proposal related to the company's policies concerning its employees and was excludable because it related to a company's ordinary business operations. The common theme in the Proposal and the proposals excluded under the above-cited letters is the Proponent's call for the adoption of corporate policies allowing employees to engage in the political process without hindrance or retaliation. The Staff has regularly found that proposals like these governing relations between a company and its employees are excludable as relating to ordinary business operations. *See also, Wal-Mart Stores, Inc.* (March 16, 2006) (concurring in the exclusion of a proposal requesting an amendment to Wal-Mart's Equality of Opportunity policy to bar intimidation of company employees exercising their right to freedom of association, noting that the proposal related to "Wal-Mart's ordinary business operations" (i.e., employee relations)); *Merck & Co. Inc.* (January 23, 1997) (concurring in the exclusion of a proposal requesting policies that encourage employees to express their ideas "on all matters of concern" affecting the company as "relating to [Merck's] ordinary business operations (i.e., employee relations)"); *Intel Corporation* (March 18, 1999) (concurring in exclusion of a proposal requesting the adoption of an Employee's Bill of Rights "as relating, in part to Intel's ordinary business operations (i.e., management of the workforce)").

As a diversified, specialty biopharma company, the Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products and employs approximately 23,000 employees on a global basis. The relationship between the Company and its employees, including the workplace environment, constitutes a crucial component of the day-to-day management of the Company's business operations. As stated in the 1998 Release, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead as the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the Company's business and operations." Decisions concerning employee relations and the workplace environment are complex and based on multi-dimensional factors beyond the knowledge of shareholders. The Staff has, as evidenced by the plethora of examples provided above, agreed that such decisions should be left to management and the board of directors.

b. The Proposal is excludable as an ordinary business matter regardless of whether the employee activity addressed is inside or outside of the workplace.

The Proposal seeks to implement a workplace where employees are permitted to engage in any legal activity related to the political process without retaliation. Regardless of whether the employee activity is limited to an employee's personal time or working hours, the Proposal relates to the Company's policies concerning its employees and is therefore excludable as an ordinary business matter. As a general matter, in addition to all of the examples mentioned above, the Staff has found a wide range of proposals related to the workplace environment excludable as an ordinary business matter. In *Donaldson Company, Inc.* (September 13, 2006), a proposal regarding the establishment of "appropriate ethical standards related to employee relations" was excludable under Rule 14a-8(i)(7) as a matter related to the management of the workforce. In *American Brands, Inc.* (February 3, 1993), a proposal regarding the work environment, employees and smoking was excludable as a matter dealing with the management of the place of business. *See also, W.R. Grace & Co.* (February 29, 1996) (concurring in the exclusion of a proposal regarding the creation of a "high performance" workplace based in policies of workplace democracy and meaningful worker participation); *Lockheed Martin Corporation* (January 20, 2004) (concurring in the exclusion of a proposal regarding employee performance evaluations).

The Proposal arguably seeks to address the adoption of employee policies related to activity outside the workplace since it refers to an employee's "personal time" and the Staff has specifically granted no-action relief on this point. The Staff has repeatedly concurred that proposals regarding a director's, officer's or employee's activities outside of the workplace are excludable under Rule 14a-8(i)(7) because they constitute the day-to-day ordinary business of a company. As discussed above, the proposal in *Bank of America Corporation* dealt with political expression outside of the workplace and the Staff granted exclusion noting that the proposal related to the company's policies concerning its employees and was excludable as an ordinary business matter. Similarly, in *NSTAR* (January 5, 2005), a proposal requested that the company publish in its proxy statement information concerning the personal investments of each trustee. The Staff found that the proposal in *NSTAR* could be excluded since it related to ordinary business matters (i.e., certain investment information of trustees). *See also, ITT Industries, Inc.* (February 23, 1996) (concurring that a proposal requiring the board of directors to "assure that no officer of the company provides services to unrelated companies in excess of 15 working days per year" attempted to "pre-determine what constitutes acceptable activities for" employees and was excludable as an ordinary business matter); *Time Warner Inc.* (January 18, 1996) and *International Business Machines Corporation*

(December 28, 1995) (both concurring in the exclusion of a proposal regarding policies with respect to employees' ability to serve on boards of outside organizations).

It is appropriate that management of the Company have the ability to set standards of conduct for its employees regarding certain outside activities. This is all the more pertinent in today's inter-connected, internet-driven world where an employee's activities outside of the workplace may have repercussions on the employer and even subject the employer to unwanted publicity and legal risk. The fact that the Proposal seeks to address employees' political activity and expression "on their personal time" does not rid the Proposal of its ordinary business nature. On the contrary, the Proposal falls squarely within the long line of precedents which have established the Company's obvious need to manage its workforce and oversee employee relationships both inside and outside of the workplace.

2. The Proposal seeks to micro-manage the Company's ordinary business operations by seeking to infringe on the Company's existing policies.

The Proposal also attempts to micro-manage the Company's ordinary business operations by requesting that the Board of Directors evaluate the adoption of anti-discrimination principles in the Company's current policies, either as a stand-alone item or by explicitly incorporating such principles into other protections already granted to the Company's employees. Developing or amending employee policies requires an extensive analysis of potential scenarios and a careful examination of the legal and business repercussions, which are precisely the types of responsibilities that are within the purview of the Company's management and the Board of Directors. The Proposal is an ideal example of shareholders "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment" (the 1998 Release) and should be excludable under Rule 14a-8(i)(7).

Like most companies, the Company maintains an assortment of detailed policies related to workforce management and employee relations which cover matters such as wages, hours, vacations, standards of conduct and workplace conditions. The Company's Standards of Business Conduct and Ethics ("Standards") govern the actions of all of the Company's employees and provide for, among other things, a safe and healthy work environment in which all individuals are treated with respect and dignity. None of the Company's policies prohibit employees' participation in the political process as long as such activities are done in accordance with applicable law as well as laws and regulations to which the Company is subject. In fact, the Standards state that the Company "encourages active participation in the political process" so long as employees do not "dedicate regular working time to political activities," "request reimbursement for any political contributions;" or "use Company time, property, or facilities for personal political activities." Furthermore, the Company has a robust non-discrimination and anti-harassment policy, which reaffirms the Company's commitment to maintaining a workplace free of unlawful discrimination and harassment. The Company's current Policy Statement on Discrimination states: "Bristol-Myers Squibb ensures equal opportunity without discrimination in the workplace on the basis of gender, race, color, religion, national origin, age, physical or mental disability, pregnancy, citizenship, status as a protected veteran, marital status, sexual orientation, gender identity and expression, genetic information, or any other characteristic protected by applicable laws."

We believe the implementation of the Proposal would require changes to the Company's current policies to specifically address an employee's political activity on their personal time and therefore seeks to micro-manage the Company's implementation of its internal policies. The Staff has historically permitted the exclusion of proposals seeking to micro-manage a company's code of ethics and other policies applicable to employees. For example, in *Bank of America Corporation*, Bank of America argued that although the proposal requested an amendment to the company's equal opportunity and affirmative statement, it would have required a change to the company's code of ethics which covered an employee's outside activities. The Staff agreed that the proposal related to the company's policies concerning its employees and was excludable as an ordinary business matter. *See, e.g., International Business Machines Corporation* (January 7, 2010) (concurring in the exclusion of a proposal directing the officers to restate and enforce certain standards of ethical behavior); *AES Corporation* (January 9, 2007) and *Monsanto Company* (November 3, 2005) (both concurring in the exclusion of a proposal relating to the creation of an ethics oversight and legal compliance program). The Company's policies such as the Standards and the non-discrimination and anti-harassment policy cover acceptable employee behavior and address the types of issues that are at the heart of managing the Company's workforce and employee relations.

The Company must have the ability to exercise managerial discretion over its employees with respect to these issues and have the flexibility to design detailed policies tailored to the Company's mission and business objectives as well as evolving legal, regulatory and other requirements applicable to the Company. Aside from management considerations, extensive labor laws and civil rights protections govern employee policies, both domestically and internationally. The Company devotes time and resources to ensure that its employee policies are in compliance with existing laws and also aligned with the best interests of the Company. The Proposal seeks to interfere with policies that the Company already has in place and would necessarily involve numerous legal, business, internal and external considerations that relate directly to the management of the Company's workforce. These critical day-to-day business decisions should be reserved to management of the Company and the Board of Directors and not to shareholders who would not be in a position to make an informed judgment on such matters. Accordingly, the Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(7) because it seeks to micro-manage the Company's ordinary business operations.

3. The Proposal Does Not Raise a Significant Social Policy Issue

The Staff has recognized that proposals focusing on social policy issues so significant that they would override the clear ordinary business aspect of the proposals may be appropriate for a shareholder vote. The Proposal's end-goal is to have the Company's internal policies specifically address the topic of employees' right to engage freely in the political process, civic activities and public policy without retaliation. This is not the type of topic that has been recognized by the Staff as rising to the level of significant policy issues that transcend ordinary business, such as major human rights abuses. *See Franklin Resources Inc.* (December 30, 2013) (proposal related to genocide or crimes against humanity); *The Gap Inc.* (March 14, 2012) (proposal related to human rights violations in Sri Lanka); *Yahoo! Inc.* (April 5, 2011) (proposal related to business in repressive countries). The Proposal's use of loose rhetoric to bring in the concept of human rights in the Supporting Statement is not enough to implicate a significant policy issue and the Proposal's thrust and focus are plainly driven by ordinary business concerns.

Even if the Proposal were to touch upon a significant policy issue, it would still be excludable because it also involves matters of ordinary business – employee relations and management of the workforce. The Staff has time and again concurred with the exclusion of proposals when the proposal addressed topics that broadly included both significant policy issues and ordinary business matters. For example, in *PetSmart, Inc.*, (March 24, 2011), the proposal requested that the board require its suppliers to certify that they had not violated certain acts or laws relating to animal cruelty. The Staff granted exclusion pursuant to Rule 14a-8(i)(7) and stated that "[a]lthough the humane treatment of animals is a significant policy issue, we note [PetSmart's] view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative manners such as record keeping.'" *See also Apache Corp.* (March 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (February 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method). *See also Apache Corp. v. The New York City Employees' Retirement System,* 621 F. Supp. 2d 444 (S.D. Texas, 2008) (quoting SEC Release No. 34-40018 (1998). The *Apache* court concurred in the Staff's view that a shareholder proposal that seeks to micro-manage ordinary business operations may be excluded even if it raises a significant policy issue.) As in these examples, the Proposal does not focus on a policy issue so significant that causes the Proposal to transcend the day-to-day business matters of the Company.

CONCLUSION

Based on the foregoing, we respectfully request the Staff's concurrence that it will take no action if the Company omits the Proposal from its 2015 Proxy Materials.

If you have any questions or require additional information, please do not hesitate to contact me at (212) 546-4302.

Sincerely,



Robert J. Wollin
Senior Corporate Counsel

Enclosures

cc: Justin Danhof, Esq., The National Center for Public Policy Research, via e-mail and Federal Express overnight delivery
Sandra Leung, Bristol-Myers Squibb Company
Katherine Kelly, Bristol-Myers Squibb Company
Jung Choi, Bristol-Myers Squibb Company

EXHIBIT A

The Proposal and Other Correspondence

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

November 17, 2014

Sandra Leung
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Dear Ms. Leung,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bristol-Myers Squibb Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Bristol-Myers Squibb Company stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2015 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Civic and Political Non-Discrimination Principles

Resolved, that shareholders suggest to the Board of Directors that it consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace.

These principles may reasonably be limited to protections that do not interfere with an employee's duties for the Company, as determined by the Board of Directors and Company management.

Such principles, should the Board of Directors at its discretion choose to adopt them, may stand alone or explicitly be incorporated into other protections already granted to Company employees under current Company policies, as the Board of Directors and Company management sees fit.

Supporting Statement

The United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

The Founding Fathers explicitly made clear that our system is designed to protect minority factions, as James Madison explained in Federalist Paper No. 10.

The United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."

Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "Your job will not be affected by your personal political views or your choice in political contributions."

Bristol-Myers Squibb has a superior reputation as a Company that protects and promotes human and civic rights. Given this excellent record, the absence of an explicit Company protection for employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace may simply be an oversight. If the shareholders suggest to the Board of Directors that it consider voluntarily adopting such a protection, the Board may, at its discretion, choose to do so.

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

November 25, 2014

Sandra Leung
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Dear Ms. Leung.

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Civic and Political Non-Discrimination Principles) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on November 17, 2014.

Sincerely.



Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
800-382-9989

www.ubs.com

November 25, 2014

Sandra Leung
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Dear Ms. Leung,

UBS holds 137 shares of the Bristol-Myers Squibb Co. (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Bristol-Myers Squibb on November 17, 2014 in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares have been continuously held since they were purchased on May 5, 2011. UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5412.

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research